Exhibit 99.11

Embargoed not for publication before 7.00am BST on Thursday June 10, 2004

Bookham Technology plc
announces completion of the acquisition of Onetta, Inc

Oxfordshire, UK – June 10, 2004: Following the completion today of the acquisition of Onetta, Inc. by Bookham Technology plc (“Bookham”), admission is expected later today of the 27,640,300 ordinary shares of Bookham, issued as consideration for the acquisition, to the Official List and to trading on the London Stock Exchange’s market for listed securities.

-ends-

For further information, please contact

Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837000

www.bookham.com	Thinking Optical Solutions